[  INDEX  ]

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549
____________________

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

	For the fiscal year ended	September 29, 1999

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

	For the transition period from	to

Commission file number 33-32465

BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

(Full title of the plan)

BERGEN BRUNSWIG CORPORATION

(Name of issuer of the securities held pursuant to the plan)

4000 Metropolitan Drive, Orange, California	92868-3510

(Address of principal executive offices of	(Zip code)
issuer of securities)

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BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

INDEX
		PAGE NO.

INDEPENDENT AUDITORS' REPORT		3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of September 29, 1999 and 1998		5

Statements of Changes in Net Assets Available for Benefits for the Years Ended September 29, 1999 and 1998 and the Period from January 1, 1997 to September 29, 1997		7

Notes to Financial Statements		10

SUPPLEMENTAL SCHEDULES:

1.	Line 27a - Schedule of Assets Held for
	Investment Purposes as of September 29, 1999	16

2.	Line 27d - Schedule of Reportable Transactions
	for the Year Ended September 29, 1999	19

	SUPPLEMENTAL SCHEDULES OMITTED

Supplemental schedules not listed above are omitted because of the absence of conditions under which they are required.

SIGNATURE		20

INDEPENDENT AUDITORS' CONSENT - Exhibit 23		21

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INDEPENDENT AUDITORS' REPORT

Bergen Brunswig Pre-Tax Investment
            Retirement Account:

            We have audited the accompanying statements of net assets available for benefits of the Bergen Brunswig Pre-Tax Investment Retirement Account (the Plan) as of September 29, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years ended September 29, 1999 and 1998 and the period from January 1, 1997 to September 29, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

            We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

            In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 29, 1999 and 1998, and the changes in net assets available for benefits for the years ended September 29, 1999 and 1998 and the period from January 1, 1997 to September 29, 1997 in conformity with accounting principles generally accepted in the United States of America.

            Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. Also, the accompanying supplemental schedules of (1) Line 27a - Schedule of Assets Held for Investment Purposes as of September 29, 1999, and (2) Line 27d - Schedule of Reportable Transactions for the year ended September 29, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information and supplemental schedules are the responsibility of the Plan's management. Such supplemental information by fund and supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Costa Mesa, California
March 24, 2000

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	BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

	STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	AS OF SEPTEMBER 29, 1999

	SUPPLEMENTAL INFORMATION BY FUND

				MERRILL
		GEORGE		LYNCH	MERRILL	MERRILL
	FIDELITY	PUTNAM	COMPANY	GLOBAL	LYNCH	LYNCH
	MAGELLAN	FUND	STOCK	ALLOCATION	EQUITY INDEX	CAPITAL
	FUND	CLASS A	FUND	FUND A	TRUST 1	FUND A

ASSETS:
Investments	$68,517,674	$14,357,606	$18,660,912	$5,410,402	$19,482,069	$6,299,621
Interfund transfers
receivable	48,673	11,302	31,537	4,557	12,214	4,557
Contributions receivable	198,238	46,669	105,242	21,599	91,868	28,620

TOTAL ASSETS	68,764,585	14,415,577	18,797,691	5,436,558	19,586,151	6,332,798

LIABILITIES:
Interfund transfers
payable	-	-	-	-	-	-

TOTAL LIABILITIES	-	-	-	-	-	-

NET ASSETS AVAILABLE
FOR BENEFITS	$68,764,585	$14,415,577	$18,797,691	$5,436,558	$19,586,151	$6,332,798

See accompanying notes to financial statements.

	BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

	STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (Continued)
	AS OF SEPTEMBER 29, 1999

	SUPPLEMENTAL INFORMATION BY FUND

	MERRILL
	LYNCH	MERRILL
	CORPORATE	LYNCH	MERRILL	TEMPLETON
	BOND FUND	RETIREMENT	LYNCH	FOREIGN	AIM
	INVESTMENT	PRESERVATION	GROWTH	FUND	CONSTELLATION
	GRADE A	TRUST	FUND A	CLASS 1	FUND A	LOANS	TOTAL

ASSETS:
Investments	$3,727,457	$62,521,312	$1,700,970	$1,204,255	$2,764,258	$11,703,533	$216,350,069
Interfund transfers
receivable	2,552	61,619	2,005	911	2,370	-	182,297
Contributions receivable	14,915	323,473	12,524	7,610	23,740	-	874,498

TOTAL ASSETS	3,744,924	62,906,404	1,715,499	1,212,776	2,790,368	11,703,533	217,406,864

LIABILITIES:
Interfund transfers
payable	-	-	-	-	-	182,297	182,297

TOTAL LIABILITIES	-	-	-	-	-	182,297	182,297

NET ASSETS AVAILABLE
FOR BENEFITS	$3,744,924	$62,906,404	$1,715,499	$1,212,776	$2,790,368	$11,521,236	$217,224,567

See accompanying notes to financial statements.

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	BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

	STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	AS OF SEPTEMBER 29, 1998

	SUPPLEMENTAL INFORMATION BY FUND

				MERRILL
		GEORGE		LYNCH	MERRILL	MERRILL
	FIDELITY	PUTNAM	COMPANY	GLOBAL	LYNCH	LYNCH
	MAGELLAN	FUND	STOCK	ALLOCATION	EQUITY INDEX	CAPITAL
	FUND	CLASS A	FUND	FUND A	TRUST 1	FUND A

ASSETS:
Investments	$55,383,788	$15,775,193	$29,081,612	$5,291,916	$15,210,626	$7,007,691
Interfund transfers
receivable	36,684	9,414	16,660	4,303	7,841	3,855
Contributions receivable	160,538	49,406	77,146	26,092	69,028	32,413
Interest and dividend
income receivable	12,101	3,288	94,328	1,479	2,812	1,276

TOTAL ASSETS	55,593,111	15,837,301	29,269,746	5,323,790	15,290,307	7,045,235

LIABILITIES:
Interfund transfers
payable	-	-	-	-	-	-

TOTAL LIABILITIES	-	-	-	-	-	-

NET ASSETS AVAILABLE
FOR BENEFITS	$55,593,111	$15,837,301	$29,269,746	$5,323,790	$15,290,307	$7,045,235

See accompanying notes to financial statements.

	BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

	STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (Continued)
	AS OF SEPTEMBER 29, 1998

	SUPPLEMENTAL INFORMATION BY FUND

	MERRILL
	LYNCH	MERRILL
	CORPORATE	LYNCH	MERRILL	TEMPLETON
	BOND FUND	RETIREMENT	LYNCH	FOREIGN	AIM
	INVESTMENT	PRESERVATION	GROWTH	FUND	CONSTELLATION	PARTICIPANT
	GRADE A	TRUST	FUND A	CLASS 1	FUND A	LOANS	TOTAL

ASSETS:
Investments	$3,635,764	$64,194,962	$2,626,807	$1,127,718	$2,134,696	$11,157,826	$212,628,599
Interfund transfers
receivable	2,352	48,485	2,750	852	2,014	-	135,210
Contributions receivable	15,057	256,145	18,866	6,299	15,964	-	726,954
Interest and dividend
income receivable	794	16,194	868	325	675	-	134,140

TOTAL ASSETS	3,653,967	64,515,786	2,649,291	1,135,194	2,153,349	11,157,826	213,624,903

LIABILITIES:
Interfund transfers
payable	-	-	-	-	-	135,210	135,210

TOTAL LIABILITIES	-	-	-	-	-	135,210	135,210

NET ASSETS AVAILABLE
FOR BENEFITS	$3,653,967	$64,515,786	$2,649,291	$1,135,194	$2,153,349	$11,022,616	$213,489,693

See accompanying notes to financial statements.

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	BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

	STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	FOR THE YEAR ENDED SEPTEMBER 29, 1999

	SUPPLEMENTAL INFORMATION BY FUND

				MERRILL
		GEORGE		LYNCH	MERRILL	MERRILL
	FIDELITY	PUTNAM	COMPANY	GLOBAL	LYNCH	LYNCH
	MAGELLAN	FUND	STOCK	ALLOCATION	EQUITY INDEX	CAPITAL
	FUND	CLASS A	FUND	FUND A	TRUST 1	FUND A

ADDITIONS:
Contributions:
Participants	$3,483,473	$934,642	$1,944,735	$444,292	$1,730,528	$662,576
Employer	1,418,375	379,296	752,091	179,276	636,945	237,173
Transfers of participant balances	11,003,332	561,037	17,603,833	733,789	4,764,413	201,987
Interest income	271,352	61,685	148,328	26,094	60,959	22,619
Dividend income	5,841,995	1,555,219	329,243	633,584	-	462,979
Participant loans	-	-	-	-	-	-
Participant loan repayments	1,085,902	253,428	713,507	102,406	274,313	102,829
Net increase in fair value
of investments	11,188,295	-	-	709,413	3,292,874	188,757

TOTAL ADDITIONS	34,292,724	3,745,307	21,491,737	2,828,854	10,760,032	1,878,920

DEDUCTIONS:
Withdrawals	6,089,503	1,511,969	1,843,229	629,404	876,315	803,445
Transfers of participant
balances	13,229,781	2,818,343	5,978,450	1,992,189	5,146,129	1,661,769
Administrative expenses	-	-	-	-	-	-
Participant loans	1,801,966	297,678	-	94,493	441,744	126,143
Participant loan repayments	-	-	-	-	-	-
Net decrease in fair value
of investments	-	539,041	24,142,113	-	-	-

TOTAL DEDUCTIONS	21,121,250	5,167,031	31,963,792	2,716,086	6,464,188	2,591,357

NET INCREASE (DECREASE)	13,171,474	(1,421,724)	(10,472,055)	112,768	4,295,844	(712,437)
NET ASSETS AVAILABLE FOR
BENEFITS AT BEGINNING OF PERIOD	55,593,111	15,837,301	29,269,746	5,323,790	15,290,307	7,045,235

NET ASSETS AVAILABLE FOR
BENEFITS AT END OF PERIOD	$68,764,585	$14,415,577	$18,797,691	$5,436,558	$19,586,151	$6,332,798

See accompanying notes to financial statements.

	BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

	STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Continued)
	FOR THE YEAR ENDED SEPTEMBER 29, 1999

	SUPPLEMENTAL INFORMATION BY FUND

	MERRILL
	LYNCH	MERRILL
	CORPORATE	LYNCH	MERRILL	TEMPLETON
	BOND FUND	RETIREMENT	LYNCH	FOREIGN	AIM
	INVESTMENT	PRESERVATION	GROWTH	FUND	CONSTELLATION	PARTICIPANT
	GRADE A	TRUST	FUND A	CLASS 1	FUND A	LOANS	TOTAL

ADDITIONS:
Contributions:
Participants	$417,133	$3,993,532	$293,449	$137,728	$391,985	$-	$14,434,073
Employer	132,273	2,649,615	115,214	48,644	133,886	-	6,682,788
Transfers of participant balances	1,151,195	18,062,577	202,271	353,212	752,929	-	55,390,575
Interest income	16,878	328,759	11,133	5,197	11,146	-	964,150
Dividend income	244,186	3,891,092	22,024	131,533	55,871	-	13,167,726
Participant loans	-	-	-	-	-	5,192,709	5,192,709
Participant loan repayments	57,359	1,983,656	45,377	20,106	55,206	-	4,694,089
Net increase in fair value
of investments	-	-	-	189,856	506,428	-	16,075,623

TOTAL ADDITIONS	2,019,024	30,909,231	689,468	886,276	1,907,451	5,192,709	116,601,733

DEDUCTIONS:
Withdrawals	349,463	10,009,737	115,982	23,924	113,821	-	22,366,792
Transfers of participant
balances	1,204,896	20,060,452	1,437,526	765,466	1,095,574	-	55,390,575
Administrative expenses	-	213,387	-	-	-	-	213,387
Participant loans	72,937	2,235,037	42,370	19,304	61,037	-	5,192,709
Participant loan repayments	-	-	-	-	-	4,694,089	4,694,089
Net decrease in fair value
of investments	300,771	-	27,382	-	-	-	25,009,307

TOTAL DEDUCTIONS	1,928,067	32,518,613	1,623,260	808,694	1,270,432	4,694,089	112,866,859

NET INCREASE (DECREASE)	90,957	(1,609,382)	(933,792)	77,582	637,019	498,620	3,734,874
NET ASSETS AVAILABLE
FOR BENEFITS AT
BEGINNING OF PERIOD	3,653,967	64,515,786	2,649,291	1,135,194	2,153,349	11,022,616	213,489,693

NET ASSETS AVAILABLE
FOR BENEFITS
AT END OF PERIOD	$3,744,924	$62,906,404	$1,715,499	$1,212,776	$2,790,368	$11,521,236	$217,224,567

See accompanying notes to financial statements.

[  COVER  ]  |   [  INDEX  ]

	BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

	STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	FOR THE YEAR ENDED SEPTEMBER 29, 1998

	SUPPLEMENTAL INFORMATION BY FUND

				MERRILL
		GEORGE		LYNCH	MERRILL	MERRILL
	FIDELITY	PUTNAM	COMPANY	GLOBAL	LYNCH	LYNCH
	MAGELLAN	FUND	STOCK	ALLOCATION	EQUITY INDEX	CAPITAL
	FUND	CLASS A	FUND	FUND A	TRUST 1	FUND A

ADDITIONS:
Contributions:
Participants	$3,130,349	$1,012,854	$1,479,845	$581,132	$1,161,489	$644,377
Employer	993,199	326,109	452,658	191,699	350,617	198,379
Transfers of participant balances	6,909,842	2,194,927	7,485,889	740,426	5,936,627	1,688,767
Interest income	254,788	84,168	117,413	38,801	54,629	29,375
Dividend income	3,832,347	1,509,782	364,156	901,067	-	589,912
Participant loans	-	-	-	-	-	-
Participant loan repayments	1,048,933	277,315	497,069	142,053	196,753	127,648
Net increase in fair value
of investments	135,089	-	6,287,252	-	1,241,213	-

TOTAL ADDITIONS	16,304,547	5,405,155	16,684,282	2,595,178	8,941,328	3,278,458

DEDUCTIONS:
Withdrawals	3,921,273	1,667,798	1,398,704	537,373	629,016	713,748
Transfers of participant
balances	7,169,625	2,266,637	13,333,355	2,352,444	3,461,707	1,240,679
Administrative expenses	-	-	-	-	-	-
Participant loans	1,548,269	420,381	-	138,128	319,115	129,486
Participant loan repayments	-	-	-	-	-	-
Net decrease in fair value
of investments	-	682,873	-	1,425,810	-	743,372

TOTAL DEDUCTIONS	12,639,167	5,037,689	14,732,059	4,453,755	4,409,838	2,827,285

NET INCREASE (DECREASE)	3,665,380	367,466	1,952,223	(1,858,577)	4,531,490	451,173
NET ASSETS AVAILABLE FOR
BENEFITS AT BEGINNING OF PERIOD	51,927,731	15,469,835	27,317,523	7,182,367	10,758,817	6,594,062

NET ASSETS AVAILABLE FOR
BENEFITS AT END OF PERIOD	$55,593,111	$15,837,301	$29,269,746	$5,323,790	$15,290,307	$7,045,235

See accompanying notes to financial statements.

	BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

	STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Continued)
	FOR THE YEAR ENDED SEPTEMBER 29, 1998

	SUPPLEMENTAL INFORMATION BY FUND

	MERRILL
	LYNCH	MERRILL
	CORPORATE	LYNCH	MERRILL	TEMPLETON
	BOND FUND	RETIREMENT	LYNCH	FOREIGN	AIM
	INVESTMENT	PRESERVATION	GROWTH	FUND	CONSTELLATION	PARTICIPANT
	GRADE A	TRUST	FUND A	CLASS 1	FUND A	LOANS	TOTAL

ADDITIONS:
Contributions:
Participants	$298,491	$4,212,849	$407,848	$153,836	$279,070	$-	$13,362,140
Employer	98,224	1,674,035	109,886	37,296	65,775	-	4,497,877
Transfers of participant balances	941,651	14,814,513	3,153,123	1,386,787	3,022,013	-	48,274,565
Interest income	17,680	3,385,863	19,623	7,251	13,259	-	4,022,850
Dividend income	210,293	-	174,397	93,444	69,051	-	7,744,449
Participant loans	-	-	-	-	-	4,905,397	4,905,397
Participant loan repayments	74,907	1,977,208	71,074	20,413	42,908	-	4,476,281
Net increase in fair value
of investments	87,343	-	-	-	-	-	7,750,897

TOTAL ADDITIONS	1,728,589	26,064,468	3,935,951	1,699,027	3,492,076	4,905,397	95,034,456

DEDUCTIONS:
Withdrawals	497,228	6,666,968	100,517	71,959	144,212		16,348,796
Transfers of participant
balances	648,753	13,319,709	1,713,071	894,480	1,874,105	-	48,274,565
Administrative expenses	-	111,870	-	-	-	-	111,870
Participant loans	85,908	2,042,580	118,794	22,660	80,076	-	4,905,397
Participant loan repayments	-	-	-	-	-	4,476,281	4,476,281
Net decrease in fair value
of investments	-	-	1,121,556	347,137	240,551	-	4,561,299

TOTAL DEDUCTIONS	1,231,889	22,141,127	3,053,938	1,336,236	2,338,944	4,476,281	78,678,208

NET INCREASE (DECREASE)	496,700	3,923,341	882,013	362,791	1,153,132	429,116	16,356,248
NET ASSETS AVAILABLE
FOR BENEFITS AT
BEGINNING OF PERIOD	3,157,267	60,592,445	1,767,278	772,403	1,000,217	10,593,500	197,133,445

NET ASSETS AVAILABLE
FOR BENEFITS
AT END OF PERIOD	$3,653,967	$64,515,786	$2,649,291	$1,135,194	$2,153,349	$11,022,616	$213,489,693

See accompanying notes to financial statements.

[  COVER  ]  |   [  INDEX  ]

	BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

	STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	FOR THE PERIOD FROM JANUARY 1, 1997 TO SEPTEMBER 29, 1997

	SUPPLEMENTAL INFORMATION BY FUND

				MERRILL
		GEORGE		LYNCH	MERRILL	MERRILL
	FIDELITY	PUTNAM	COMPANY	GLOBAL	LYNCH	LYNCH
	MAGELLAN	FUND	STOCK	ALLOCATION	EQUITY INDEX	CAPITAL
	FUND	CLASS A	FUND	FUND A	TRUST 1	FUND A

ADDITIONS:
Contributions:
Participants	$2,403,471	$812,270	$898,476	$599,412	$883,756	$490,868
Employer	717,663	227,103	301,793	156,808	174,489	131,852
Transfers of participant balances	4,053,832	1,265,751	5,956,323	1,379,506	4,197,647	737,233
Interest income	169,243	49,113	66,865	27,571	24,202	20,146
Dividend income	1,200,049	357,941	225,375	158,442	-	290,077
Participant loans	-	-	-	-	-	-
Participant loan repayments	736,560	215,274	274,385	121,035	110,656	89,336
Net increase in fair value
of investments	10,294,052	2,161,656	11,744,945	718,615	2,067,365	808,048

TOTAL ADDITIONS	19,574,870	5,089,108	19,468,162	3,161,389	7,458,115	2,567,560

DEDUCTIONS:
Withdrawals	2,227,203	752,597	785,255	211,352	445,418	175,466
Transfers of participant
balances	7,373,801	1,843,298	6,246,217	1,622,787	1,219,808	1,147,438
Administrative expenses	-	-	-	-	-	-
Participant loans	1,374,736	298,979	-	225,009	205,048	135,042
Participant loan repayments	-	-	-	-	-	-

TOTAL DEDUCTIONS	10,975,740	2,894,874	7,031,472	2,059,148	1,870,274	1,457,946

NET INCREASE (DECREASE)	8,599,130	2,194,234	12,436,690	1,102,241	5,587,841	1,109,614
NET ASSETS AVAILABLE FOR
BENEFITS AT BEGINNING OF PERIOD	43,328,601	13,275,601	14,880,833	6,080,126	5,170,976	5,484,448

NET ASSETS AVAILABLE FOR
BENEFITS AT END OF PERIOD	$51,927,731	$15,469,835	$27,317,523	$7,182,367	$10,758,817	$6,594,062

See accompanying notes to financial statements.

	BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

	STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Continued)
	FOR THE PERIOD FROM JANUARY 1, 1997 TO SEPTEMBER 29, 1997

	SUPPLEMENTAL INFORMATION BY FUND

	MERRILL
	LYNCH	MERRILL
	CORPORATE	LYNCH	MERRILL	TEMPLETON
	BOND FUND	RETIREMENT	LYNCH	FOREIGN	AIM
	INVESTMENT	PRESERVATION	GROWTH	FUND	CONSTELLATION	PARTICIPANT
	GRADE A	TRUST	FUND A	CLASS 1	FUND A	LOANS	TOTAL

ADDITIONS:
Contributions:
Participants	$272,687	$2,645,938	$58,857	$33,699	$26,711	$-	$9,126,145
Employer	70,346	1,114,009	12,095	6,535	6,669	-	2,919,362
Transfers of participant balances	225,524	9,077,582	1,911,218	2,025,376	1,313,297	-	32,143,289
Interest income	12,886	2,828,542	2,413	1,981	1,279	-	3,204,241
Dividend income	147,014	-	6,637	-	-	-	2,385,535
Participant loans	-	-	-	-	-	4,379,997	4,379,997
Participant loan repayments	50,784	1,020,405	7,679	6,334	4,102	-	2,636,550
Net increase in fair value
of investments	21,386	-	201,570	41,011	67,107	-	28,125,755

TOTAL ADDITIONS	800,627	16,686,476	2,200,469	2,114,936	1,419,165	4,379,997	84,920,874

DEDUCTIONS:
Withdrawals	80,235	4,941,044	-	-	-	(155,140)	9,463,430
Transfers of participant
balances	896,612	9,629,338	422,323	1,334,877	406,790	-	32,143,289
Administrative expenses	-	63,129	-	-	-	-	63,129
Participant loans	103,793	2,006,708	10,868	7,656	12,158	-	4,379,997
Participant loan repayments	-	-	-	-	-	2,636,550	2,636,550

TOTAL DEDUCTIONS	1,080,640	16,640,219	433,191	1,342,533	418,948	2,481,410	48,686,395

NET INCREASE (DECREASE)	(280,013)	46,257	1,767,278	772,403	1,000,217	1,898,587	36,234,479
NET ASSETS AVAILABLE
FOR BENEFITS AT
BEGINNING OF PERIOD	3,437,280	60,546,188	-	-	-	8,694,913	160,898,966

NET ASSETS AVAILABLE
FOR BENEFITS
AT END OF PERIOD	$3,157,267	$60,592,445	$1,767,278	$772,403	$1,000,217	$10,593,500	$197,133,445

See accompanying notes to financial statements.

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BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 29, 1999 AND 1998
AND THE PERIOD FROM JANUARY 1, 1997 TO SEPTEMBER 29, 1997

1.	PLAN DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

The following brief description of the Bergen Brunswig Pre-Tax Investment Retirement Account ("Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

	A.	General

The Plan was established effective September 1, 1984. The Plan is a deferred compensation and profit sharing plan covering substantially all employees of Bergen Brunswig Corporation and its subsidiaries ("Employer") who have completed more than 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The accounting records of the Plan are maintained on the accrual basis.

	B.	Funding Policy

Participants are entitled to defer 2% to 15% of their pre-tax compensation through contributions to the Plan up to a maximum of $10,000 in calendar 1999. Participants are not allowed to make any other contributions to the Plan except for rollover contributions from other retirement plans. The Employer contributes $1.00 for each $1.00 invested by the participant up to the participant's investment of 3% of the participant's salary, and $0.50 for each additional $1.00 invested by the participant up to the participant's investment of an additional 2% of the participant's salary. All participants vest immediately in the Employer's contributions from the first day of participation in the Plan. The Employer may also make an additional contribution to the Plan at the Employer's discretion. Expenses of the Plan, up to the amount of forfeitures of Employer contributions made prior to January 1, 1999 when the Plan provided for a vesting schedule, are paid by the Plan. Expenses of the Plan in excess of Employer contribution forfeitures are paid directly by the Employer. For the years ended September 29, 1999 and 1998 and the period from January 1, 1997 to September 29, 1997, expenses of $213,387, $111,870 and $63,129, respectively, were paid by the Plan from forfeitures of Employer contributions.

C.	Investments

Upon joining the Plan, participants can elect to invest their accounts in the following options:

	1.	Fidelity Magellan Fund (primarily equity securities);

	2.	George Putnam Fund Class A (primarily debt and equity securities);

	3.	Company Stock Fund (Bergen Brunswig Corporation Class A Common Stock);

	4.	Merrill Lynch Global Allocation Fund A (primarily United States and foreign equity, debt and money market securities);

	5.	Merrill Lynch Equity Index Trust 1 (primarily equity securities included in the Standard & Poors 500 Index);

	6.	Merrill Lynch Capital Fund A (primarily equity, debt, convertible and money market securities);

	7.	Merrill Lynch Corporate Bond Fund Investment Grade A (primarily high-grade, taxable, fixed income securities);

	8.	Merrill Lynch Retirement Preservation Trust (primarily broadly diversified Guaranteed Investment Contracts, U.S. Government and U.S. Government agency and money market securities);

	9.	Merrill Lynch Growth Fund A (primarily United States and foreign equity securities);

	10.	Templeton Foreign Fund Class I (primarily foreign debt and equity securities); and

	11.	AIM Constellation Fund A (primarily equity securities).

Participants have direct, daily access to investment and account information (including change of investment direction, fund transfers and deferral percentage) through The Merrill Lynch Participant Service Center or through the Merril Lynch Benefits OnlineSM Internet Website.

The Fidelity Magellan Fund, the George Putnam Fund Class A, the Company Stock Fund, the Merrill Lynch Global Allocation Fund A, the Merrill Lynch Equity Index Trust 1, the Merrill Lynch Capital Fund A, the Merrill Lynch Corporate Bond Fund Investment Grade A, the Merrill Lynch Growth Fund A, the Templeton Foreign Fund Class 1 and the AIM Constellation Fund A are stated at fair value as determined by quoted market prices. The Merrill Lynch Retirement Preservation Trust is stated at cost, which approximates fair value. Investment transactions are recorded on a trade-date basis.

Participants may borrow against a maximum of 50% of their interests in the Plan up to $50,000, except that participants may not borrow against their interest in the Company Stock Fund. Participants are entitled to hold two loans simultaneously: a short-term loan (1 to 5 years) and a long-term loan (5 to 15 years). The long-term loan applies only to the purchase of a participant's primary residence. Such loans are shown as separate investments of the Plan, with interest rates ranging from 7% to 10%, and are stated at cost, which approximates fair value.

The number of participants in each fund was as follows:

	September 29,

	1999	1998

Fidelity Magellan Fund	2,558	2,417
George Putnam Fund Class A	1,058	1,148
Company Stock Fund	1,994	1,809
Merrill Lynch Global
Allocation Fund A	591	692
Merrill Lynch Equity Index Trust 1	1,080	900
Merrill Lynch Capital Fund A	681	758
Merrill Lynch Corporate
Bond Fund Investment Grade A	552	549
Merrill Lynch Retirement
Preservation Trust	5,127	4,447
Merrill Lynch Growth Fund A	287	335
Templeton Foreign Fund Class 1	184	148
AIM Constellation Fund A	387	269
Participant Loans	1,686	1,549

The total number of participants in the Plan was less than the sum of the number of participants shown above because many were participating in more than one fund.

D.	Benefit Distribution

A participant's account shall be distributed in a lump sum upon retirement, less any loans outstanding. Account withdrawals are permitted by participants who have attained age 59-1/2 or who suffer certain financial hardships and meet criteria established by the Internal Revenue Service. All participants not eligible for normal retirement vest in Employer contributions immediately from the first day of participation in the Plan. Participants who retire or terminate employment prior to retirement may elect to receive their accounts in a lump sum distribution or leave their accounts in the Plan if such accounts aggregate $4,000 or more. Participants are 100% vested in their own contributions at all times. Benefit distributions are recorded when paid.

E.	Death and Disability Benefits

Upon the death of a participant, the beneficiary receives, in a lump sum, the amount in the participant's account. Participants who become disabled will receive distributions in accordance with normal retirement benefits.

F.	Plan Termination

The Employer has the right at any time to declare the Plan terminated completely or as to any of the Employer's divisions, facilities or operational units.

G.	Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

H.	Other

Certain reclassifications have been made in the 1998 and 1997 financial statements and notes to conform to 1999 presentations.

2.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 10, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

3.	CHANGE IN PLAN FISCAL YEAR

Effective in September 1997, the Plan changed its fiscal year from a twelve-month period ending December 31 to a twelve-month period ending September 29. The Statements of Changes in Net Assets Available for Plan Benefits are presented for the twelve-month periods ended September 29, 1999 and 1998, and the period from January 1, 1997 to September 29, 1997.

4.	CHANGE IN INVESTMENT OPTIONS

On June 1, 1997, the following investment options were added to the Plan:

	1.	Merrill Lynch Growth Fund A (primarily United States and foreign equity securities);

	2.	Templeton Foreign Fund Class I (primarily foreign debt and equity securities); and

	3.	AIM Constellation Fund A (primarily equity securities).

5.	OTHER

Effective January 1, 1999, the following changes were made to the Plan:

	1.	All participants vest immediately in Employer contributions from the first day of participation in the Plan.

2.

The Employer contributes $1.00 for each $1.00 contributed by the participant, up to the participant's investment of 3% of the participant's salary and contributes $.50 for each additional $1.00 contributed by the participant, up to the participant's investment of an additional 2% of the participant's salary.

Effective July 1, 1997, the Plan was amended to allow employees of the Employer to join the Plan after they have completed 30 days of service, and to entitle participants to defer 2% to 15% of their compensation through contributions to the Plan. Upon completion of the 30-day service requirement, and unless participants direct otherwise, participants are automatically enrolled in the Plan, deferring 2% of their compensation through contributions to the Merrill Lynch Retirement Preservation Trust.

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SUPPLEMENTAL SCHEDULE 1

BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF SEPTEMBER 29, 1999

	DESCRIPTION OF	FAIR
IDENTITY OF ISSUE	INVESTMENT	VALUE	COST

FIDELITY MAGELLAN FUND	Schedule	$68,517,674	$51,352,026

GEORGE PUTNAM FUND CLASS A	Schedule	14,357,606	13,562,204

COMPANY STOCK FUND	Schedule	18,660,912	29,178,237

MERRILL LYNCH GLOBAL ALLOCATION FUND A	Schedule	5,410,402	5,272,386

MERRILL LYNCH EQUITY INDEX TRUST 1	Schedule	19,482,069	14,135,376

MERRILL LYNCH CAPITAL FUND A	Schedule	6,299,621	6,246,342

MERRILL LYNCH CORPORATE BOND FUND
INVESTMENT GRADE A	Schedule	3,727,457	3,903,001

MERRILL LYNCH RETIREMENT PRESERVATION TRUST	Schedule	62,521,312	62,521,312

MERRILL LYNCH GROWTH FUND A	Schedule	1,700,970	2,024,924

TEMPLETON FOREIGN FUND CLASS 1	Schedule	1,204,255	1,183,477

AIM CONSTELLATION FUND A	Schedule	2,764,258	2,497,519

PARTICIPANT LOANS	Schedule	11,703,533	11,703,533

TOTAL INVESTMENTS		$216,350,069	$203,580,337

SUPPLEMENTAL SCHEDULE 1 (DETAIL)

BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

DETAIL - LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF SEPTEMBER 29, 1999

		FAIR
SHARES	DESCRIPTION	VALUE	COST

567,810	FIDELITY MAGELLAN FUND	$68,517,674	$51,352,026

828,005	GEORGE PUTNAM FUND CLASS A	$14,357,606	$13,562,204

	COMPANY STOCK FUND

	BERGEN BRUNSWIG CORPORATION
1,798,642	CLASS A COMMON STOCK	$18,660,912	$29,178,237

371,083	MERRILL LYNCH GLOBAL ALLOCATION FUND A	$5,410,402	$5,272,386

223,495	MERRILL LYNCH EQUITY INDEX TRUST 1	$19,482,069	$14,135,376

191,071	MERRILL LYNCH CAPITAL FUND A	$6,299,621	$6,246,342

SUPPLEMENTAL SCHEDULE 1 (DETAIL), CONTINUED

BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

DETAIL - LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF SEPTEMBER 29, 1999

		FAIR
SHARES	DESCRIPTION	VALUE	COST

	MERRILL LYNCH CORPORATE BOND FUND
344,179	INVESTMENT GRADE A	$3,727,457	$3,903,001

62,521,312	MERRILL LYNCH RETIREMENT PRESERVATION TRUST	$62,521,312	$62,521,312

78,170	MERRILL LYNCH GROWTH FUND A	$1,700,970	$2,024,924

117,718	TEMPLETON FOREIGN FUND CLASS 1	$1,204,255	$1,183,477

85,660	AIM CONSTELLATION FUND A	$2,764,258	$2,497,519

	PARTICIPANT LOANS
	PROMISSORY NOTES WITH VARIOUS DUE DATES
11,703,533	AND INTEREST RATES FROM 7.00% TO 10.00%:	$11,703,533	$11,703,533

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SUPPLEMENTAL SCHEDULE 2

BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED SEPTEMBER 29, 1999

		NO. OF
IDENTITY OF ISSUE	TRADE TYPE	TRADES	AMOUNT	GAIN

FIDELITY MAGELLAN FUND	Purchases	795	$23,079,382
	Sales	726	21,133,792	$4,018,500

COMPANY STOCK FUND	Purchases	619	21,570,400
	Sales	271	7,571,085	1,350,174

MERRILL LYNCH RETIREMENT	Purchases	1,052	31,024,196
PRESERVATION TRUST	Sales	830	32,623,510	-

MERRILL LYNCH EQUITY	Purchases	530	7,669,652
INDEX TRUST I	Sales	458	6,467,027	1,099,723

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the
Retirement Strategy Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

by:	/s/	Neil F. Dimick

Neil F. Dimick Executive Vice President, Chief Financial Officer, Bergen Brunswig Corporation

March 23, 2000